LUSE GORMAN POMERENK & SCHICK
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW

                     5335 WISCONSIN AVENUE, N.W., SUITE 780
                             WASHINGTON, D.C. 20015

                            TELEPHONE (202) 274-2000
                            FACSIMILE (202) 362-2902

                                 www.luselaw.com


writer's direct dial number                                     writer's e-mail
 (202) 274-2008                                             aschick@luselaw.com

April 23, 2010

Via Overnight Delivery

John Hartz
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Energy Services of America Corporation
                  Form 10-K for the Fiscal Year Ended September 30, 2009 File No. 1-32998

Dear Mr. Hartz:

     Set forth below are the Company's responses to the staff comment letter dated March 15, 2010. For ease of reference the responses are keyed to the staff's comments.

FORM 10-K FOR FISCAL YEAR ENDED SEPTEMBER 30, 2009

Item 7. Management's Discussion and Analysis, page 11 2009 Compared to 2008 - Pro Forma Basis, page 17

1. We note your response to prior comment 1. For the contracts that you recorded losses during the quarter ended December 31, 2008, please confirm that when you anticipated the change orders you did so in compliance with paragraphs 61-63 of SOP 81-1. Also, please revise future filings to disclose your accounting policies for change orders and, if you anticipate change orders in the future, please provide disclosures similar to those required by paragraphs 65-67 of SOP 81-1.

     The Company confirms that when it anticipated change orders, it did so in compliance with paragraphs 61-63 of SOP 81-1. In addition, the Company will revise future filings to disclose its accounting policies for change orders as well as disclosure required by paragraphs 65-67 of SOP 81-1 as needed in response to the Staff's comment.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
John Hartz
Senior Assistant Chief Accountant
April 23, 2010
Page 2


Liquidity and Capital Resources, page 18
----------------------------------------

2. We note your response to prior comment 2 and the disclosures in your December 31, 2009 Form 10-Q. Please revise future annual and quarterly filings to quantify the amount available under your line based on the disclosed restrictions.

     The Company will revise future filings to quantify the amount available pursuant to its line of credit as of the relevant balance sheet date in response to the Staff's comment.

Critical Accounting Policies -- Goodwill, page 22
-------------------------------------------------

3. We have reviewed your responses to prior comments 3 through 5, including the Valuation Report you provided. We note that in Exhibit D-l, p.l of the Chaffe & Associates July 1, 2009 valuation report the discounted cash flow model projects Total Contract Revenues of $165 million and pre-tax income of $24 million for the fiscal year ended September 30, 2010. In your quarter ended December 31, 2009, your revenues were $30 million with pre-tax income of $l million. On a quarterly basis, this represents lower revenue estimates of 27% and lower pre-tax income of 71 %. We also note that your actual results for the quarter ended September 30, 2009 were lower than those projected. Please provide us a supplemental explanation as to the impact of seasonality and any other known factors that impacted the lower results to-date. Also, please advise us as to your current expectations regarding the accuracy of the significant assumptions in the July 1, 2009 discounted cash flow analysis.

     The Company acknowledges the Staff's comment concerning the operating results for the quarter ended December 31, 2009 being below the annualized rate projected by management and used in the valuation report. Please note that the Company's second fiscal quarter (ending March 31) is the one most impacted by weather and the impact thereof in the first fiscal quarter is not consistent from year to year. The greatest impact on the operating results for the quarter ended December 31, 2009 was the delay of the start of several contracts due to the weakened economy. Moreover, our market area was significantly and adversely effected by the severe winter weather this past January and February which further delayed work into the next quarter. However, based on the high current Company backlog it is anticipated that the third and fourth fiscal quarters will improve, and it is anticipated that contract revenue for the year ended September 30, 2010 will meet or exceed the projection. The Company also expects that its gross profit margin will be in line with the projection. The operating results for the quarter ended December 31, 2009 was also impacted by its customers not spending capital on discretionary expenditures.

     The December 31, 2009 fiscal quarter was also negatively impacted by higher than normal general and administrative costs. Many of these additional costs were one time costs associated with the initial SOX assessment by management, and other costs associated with the Company's initial full fiscal year reporting as an operating company. The Company anticipates that total G&A costs for the fiscal year will be in line with the projection.

     The fiscal quarter ended September 30, 2009 also was impacted negatively by the delay in the start of jobs under contract. However, the jobs have not

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
John Hartz
Senior Assistant Chief Accountant
April 23, 2010
Page 3


     been cancelled and several have started this month, with others to follow in May or June, attributing to the large backlog. Most jobs that the Company performs can be completed in six to eight months, therefore it is anticipated that much of the current backlog will be completed by fiscal year end. During the quarter ended March 31, 2010, the Company had revenues of approximately $20.1 million and, at March 31, 2010, the Company's backlog was approximately $136.0 million.

4. We note the limitations noted in the Chaffe & Associates report on page 25 as to the comparability of the Company with the peer group due to differences in size, diversification, access to debt and equity markets, and growth prospects, yet we also note an equal weight was assigned to this valuation methodology. We further note that the peer group includes a multi-utility company and a construction and engineering company. Although the peer companies have varying sales and operating profit trends they have all experienced recent increases in their market capitalization. The stock prices of the companies in the peer group have increased by 3% 56%, 71%, 82%, 122%, and 212%, since December 31, 2008, while your stock price has declined by 33% during the same period. Based on these observations, please help us understand why you believe all the companies in the peer group experienced such stock price recoveries while you have not and please explain how the weight given to the peer analysis was determined.

     The Company notes the Staff's comment regarding its peer group performance. The Company could only speculate on the market performance of any company, including its own, particularly with the market uncertainty and volatility of the past two years. As the Staff noted in Comment 6, the Company has previously tried to disclose what it believes are some of the factors related to its market performance. The Company is a relatively new public company, and its entrance into the market as an operating company occurred in the midst of a severe and adverse series of events initially in the capital markets, and followed by a severe nationwide recession. The Company believes these macro-economic factors had an adverse impact on the Company's stock price. The Company's stock has not developed a following and has very little trading volume, and again the Company can only speculate on the reasons, although the Company believes that during the severe recession many analysts and money managers preferred to focus on higher capitalized companies with more liquid securities. Please note that the Company's stock price has risen 22% since December 31 as of the date of this response, which may reflect more attention being given to smaller capitalized companies by investors. In fact, based on the current stock price, the market capitalization of the Company, including the value of the warrants, is approximately 102% of book value, without regard to a central premium.

     As noted, the Company's high level of insider ownership and low trading volume has contributed to the Company's poor stock performance relative to its peers. The following table provides the percent of shares held by insiders for the Company and its peers.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
John Hartz
Senior Assistant Chief Accountant
April 23, 2010
Page 4

 -------------------------------------------------------------------------------
       Percent of Outstanding Common Shares held by Insiders Based on the latest available public data as of April 14, 2010
 -------------------------------------------------------------------------------
 Energy Services of America Corporation (ESA)                35.53%
 -------------------------------------------------------------------------------
 Chicago Bridge & Iron Company, N.V. (CBI)                    1.51%
 -------------------------------------------------------------------------------
 Flint Energy Services (FES)                                  0.81%
 -------------------------------------------------------------------------------
 Matrix Service Co. (MTRX)                                    2.43%
 -------------------------------------------------------------------------------
 North American Energy Partners Inc. (NOA)                    6.98%
 -------------------------------------------------------------------------------
 Willbros Group Inc. (WG)                                     4.02%
 -------------------------------------------------------------------------------
 Vectren Corporation (VVC)                                    0.51%
 -------------------------------------------------------------------------------

     In addition to their small size and limited trading history, the Company's high level of insider ownership compared to its peers has caused low trading volume and a higher degree of illiquidity.

-----------------------------------------------------------------------------------------------------------------------------
                            Average Daily Trading Volume & Average Shares Outstanding
                                        December 31, 2008 to March 5, 2009
-----------------------------------------------------------------------------------------------------------------------------
                                                     Average Daily Trading   Avg. Number of Shares          Percent of
                                                          Volume (1)              Outstanding           Outstanding Shares
(Millions) (2) Traded per Day (1)/(2)
--------------------------------------------------- ------------------------ ------------------------ -----------------------
Energy Services of America Corporation (ESA)                6,368                    12.09                    0.053%
--------------------------------------------------- ------------------------ ------------------------ -----------------------
Chicago Bridge & Iron Company, N.V. (CBI)                 1,480,550                  97.60                    1.517%
--------------------------------------------------- ------------------------ ------------------------ -----------------------
Flint Energy Services (FES)                                131,340                   45.87                    0.286%
--------------------------------------------------- ------------------------ ------------------------ -----------------------
Matrix Service Co. (MTRX)                                  262,537                   26.52                    0.990%
--------------------------------------------------- ------------------------ ------------------------ -----------------------
North American Energy Partners Inc. (NOA)                  162,784                   36.05                    0.452%
--------------------------------------------------- ------------------------ ------------------------ -----------------------
Willbros Group Inc. (WG)                                   509,594                   39.44                    1.292%
--------------------------------------------------- ------------------------ ------------------------ -----------------------
Vectren Corporation (VVC)                                  400,592                   81.07                    0.494%
--------------------------------------------------- ------------------------ ------------------------ -----------------------

     On average from December 31, 2008 to March 5, 2010, only 0.053% of the Company's outstanding shares were traded per day. The stock's low level of liquidity is largely caused by the high level shares held by insiders who less frequently trade their stock. Chaffe believes that the Company's stock lacks the liquidity of its peers, and is therefore not necessarily indicative of the Company's fair value.

     As previously note, the Company's stock price has also been hindered by its complex capital structure and overhang. the Company has a total of 20.3 million potentially dilutive warrants outstanding. Each warrant entitles the holder to purchase from the Company one share of common stock at an exercise price of $5.00 per share. If every option were exercised, the Company would have a total of 32.39 million shares outstanding, an overhang of 168% on the 12.09 million shares that are currently outstanding. The Company's peers have outstanding warrants and/or employee stock options, but none have more than three million outstanding combined. The risk of potential dilution is much higher for the Company compared to its peers.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
John Hartz
Senior Assistant Chief Accountant
April 23, 2010
Page 5

     Unlike its peers, the Company stock has consistently traded below its book value per share. The Company's market capitalization, including the market cap of both the common stock and the outstanding warrants, continues to be at a level below book value, and has been since shortly after the acquisition of the operating companies and the associated redemption of common shares. The Company believes that the low stock price is attributable to discounts for minority shares and lack of marketability due to the low trading volume and the complex capital structure that includes warrants and a unit purchase option.

     The Company believes its market capitalization reflects a thinly traded non-controlling position in the company, not the true value of the Company.

5. We note that prior to our letter dated June 2, 2009 you had determined that additional testing of the recoverability of your goodwill was unnecessary. Please help us better understand how you made that determination. Also, please explain to us what facts and circumstances you believe would warrant a reassessment of your goodwill impairment analysis prior to your next annual test.

     The Company notes the Staff's question regarding its determination to not perform additional testing of goodwill for impairment prior to its annual testing date on July 1, 2009.

     The Company did not believe, and continues to not believe, that during the period prior to the SEC letter dated June 2, 2009, that there was a change in the basic value or prospects of the operating companies subsequent to their acquisition on August 15, 2009, or since the date of the fairness opinion on March 18, 2009. As noted above in the response to Comment 4, it is difficult to speculate on market performance of the stock. The Company's short-term performance was adversely affected by the two contracts that incurred losses, which has been well documented, and revenues in the short term were down because of delays in the starting of contracts due to the economic downturn. However, also as noted above, the backlog for the Company for the last six months has been sustained at a very high level.

     When the Company reviewed the factors in ASC 350-20-35-30, none of those events, or similar events, occurred at the Company, and as the Company stated there were no changes in the basic operating capacity or long-term prospects of the Company, nor were there any changes in the long term prospects for the demand for the Company's services or change in competition that would force a change in bidding margins.

     The Company also notes that the fairness opinion supported the value paid for the operating companies, and that absent significant events it would be unusual for there to be a write-off of goodwill so soon after the date of consummation of a business combination. The Company did not believe that any events of that magnitude had occurred. In addition, the Company notes that the Staff indicated in a speech by Michael S. Thompson that while an impairment of goodwill close to the acquisition date is possible, it is expected to be a rare occurrence, and in fact should be pre-cleared by a registrant with the SEC staff.

     The facts and circumstances that the Company believes would warrant a reassessment of its goodwill impairment analysis prior to the next annual test would be those factors listed in ASC 350-20-35-20. Particularly important to the Company would be a change in national policy that might affect the demand for natural gas and therefore natural gas pipeline expansion, or a basic shift in the pricing of natural gas that would make expansion of delivery systems unprofitable. A significant and prolonged decline in either backlog or anticipated gross profit margins would also be considered a reason for reassessment. And finally, a loss of key management would be a reason to reassess goodwill for impairment. A continued decline

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
John Hartz
Senior Assistant Chief Accountant
April 23, 2010
Page 6

     in stock price not accompanied by a general decline in the overall stock market would warrant consideration by management, but would not necessarily result in a reassessment of goodwill for impairment, based on the discussion in response to Comments 4 and 6.

6. In your February 19, 2010 letter, you stated that the fair value of your total equity was higher than your trading value (including the value assigned to outstanding warrants) due to a significant control premium. In your November 24, 2009 letter, you stated that your stock price suffered from low trading volume, a high level of insider ownership, and a complex capital structure. Finally, in your May 6, 2009 letter, you stated that the current market price of your stock was caused by volatility, illiquidity, and instability in the marketplace and is not necessarily indicative of the fair value of the company. Despite the recent recovery in equity markets, your stock price has yet to show improvements that would support the current book value of your equity. Please expand your proposed critical accounting policy disclosures to provide a more robust explanation of how you determined that no portion of your goodwill is impaired in light of the significance and duration of the disparity between your equity book value and market capitalization.


     The Company notes the Staff's comment suggesting a more robust explanation of how the Company determined that no portion of it goodwill is impaired in light of the significance and duration of the disparity between its equity book value and market capitalization.

     The underlined text will be added to the proposed disclosure:

          Goodwill. The Company has selected July 1 as the date of the annual goodwill impairment evaluation, which is the first day of the Company's fourth fiscal quarter. Goodwill was assigned to the operating units at the time of acquisition. The reporting units to which goodwill was assigned are CJ Hughes ("CJ") and its subsidiary Contractors Rental Corp ("CRC") as one unit, Nitro Electric (a subsidiary of CJ Hughes-"Nitro") and to ST Pipeline. The assignment to CJ consolidated and ST Pipeline was based on the purchase price of each company. Both purchases were supported by fairness opinions. The allocation of the goodwill arising from the purchase of CJ was allocated between CJ/CRC and Nitro based on an internally prepared analysis of the relative fair values of each unit.

          CJ Hughes and its subsidiary CRC are considered one reporting unit because CRC almost exclusively provides labor for CJ as a subcontractor. There have been no material operational changes to any reporting units since the date of acquisition. Although the Company uses a centralized management approach, the reporting units have continued to perform similar services to those performed prior to the acquisition. The have been no sales of equipment, other than in the ordinary course of business, or dispositions of lines of business by any of the operating units.

     The Company's last annual impairment analysis indicated a control value for the Company and for each of the reporting units in excess of their respective book values. Accordingly, no loss from impairment was charged against earnings. Management considered the fact that fair value

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
John Hartz
Senior Assistant Chief Accountant
April 23, 2010
Page 7

     estimates contain assumptions, and note that a ten percent (10%) decline in fair value of each reporting unit would not change the results of management's assessment.

          The Company's valuation was based on management's projected operating results for the next fiscal year. The fair value of the reporting units was determined using a weighted combination of market approach to value utilizing pricing multiples of guideline publicly traded companies, a market approach to value utilizing pricing multiples of guideline merger and acquisition transactions, and an income approach to value utilizing a discounted cash flow model.

     The Company's market capitalization, including the market cap of both the common stock and the outstanding warrants, continues to be at level below book value, and has been since shortly after the acquisition of the operating companies and the associated redemption of common shares. At December 31, 2009, the market cap of the Company was at 87.8% of book value. [to be updated in future filings] The Company believes that the low stock price is attributable to larger than usual discounts for minority shares and lack of marketability due to the low trading volume, high level of insider ownership and the complex capital structure that includes warrants and a unit purchase option. While stock price is generally viewed as a representative indication of fair value (before application of a control premium), for the reasons stated the Company believes it should not place too much reliance on stock price alone as an indication of goodwill impairment. For the last annual impairment testing management obtained a valuation of the Company that indicated no impairment. The Company's stock price since that date has been generally flat and trading has been sporadic. However, the stock price has generally been above the level that it was at during the period immediately before and after the testing date, including at the quarterly reporting dates, which management believes is indicative of no further deterioration in fair value of the Company.

          Management will continue to assess at each reporting date the need for a goodwill impairment test under the Accounting Standards Codification if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Management will also continue to monitor the stock price of the Company, including trading volume, for any trends since the last annual impairment test that might indicate a decline in fair value of the Company.

Consolidated Financial Statements Note 11. Income Taxes, page F-17
------------------------------------------------------------------

7. As requested in prior comment 8, please provide your proposed disclosures related to your critical accounting policy for income taxes and address your material assumptions, including the amount/timeframe of taxable income required to be earned, as well as the related uncertainties as noted in your response.

     The following was added to the Company's critical accounting policies disclosure in its December 31, 2009 Form 10-Q. The Company apologizes for not including it in the prior response:

          Income Taxes. The Company has recorded a deferred tax asset of $2.7 million for the tax benefits attributable to deductible temporary differences and carry forwards. The majority of the Company's deferred tax

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
John Hartz
Senior Assistant Chief Accountant
April 23, 2010
Page 8

     asset relates to a net operating loss of $5.7 million incurred in the prior year. The recorded deferred tax asset must be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Management has determined that the prior year operating loss was attributable in large part to losses on two large contracts, and does not expect such losses to repeat. Current operating profits and projected profits based on current backlog with historical gross margins, will be more than sufficient to produce taxable income in an amount equal to or greater than the operating loss carryover. Additional work continues to be negotiated and bid at levels that should maintain backlog at or near the current level. It is also noted that prior to acquisition the operating companies had a history of strong operating profits. Management also considered the deferred tax liability of $6.4 million associated with the book to tax differences in the basis of fixed assets resulting from the purchase accounting adjustments at the time of the acquisitions. This timing difference will reverse over the next seven years. Management has concluded that no valuation allowance against the deferred tax asset should be recorded at this time.

     Management's conclusion that the realization of the net operating loss carryover is more likely than not was based on all available evidence at the balance sheet date, and will be reassessed at each reporting date. Failure to maintain historical revenues and gross margins may call into question the Company's ability to realize the deferred tax asset and a valuation allowance may be established at that time.

                                     * * * *

     We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2008.

                                                        Very truly yours,


                                                         /s/ Alan Schick
                                                         -----------------
                                                         Alan Schick


cc:      Edsel R. Burns, President and Chief Executive Officer
         Larry A. Blount, Chief Financial Officer
         Sam Lolan, CPA, Castaing Hussey Lolan LLC
         Marc P. Levy, Esq.